                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549





                                FORM  11-K




                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 30, 1998





                   THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                            (Full title of the Plan)










                                BP Amoco p.l.c.
                                BRITANNIC HOUSE
                               1 FINSBURY CIRCUS
                            LONDON EC2M 7BA, ENGLAND

             (Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                 THE BP AMERICA SAVINGS AND INVESTMENT PLAN


                              TABLE OF CONTENTS





                                                                    Page

Report of Independent Auditors                                        1

Financial Statements:

    Statement of Net Assets Available for Plan Benefits as
      of December 30, 1998 and 1997                                   2

    Statement of Changes in Net Assets Available for Plan Benefits
      for the years ended December 30, 1998 and 1997                  3

    Notes to Financial Statements                                     4

Signature                                                            22

Exhibit 23 - Consent of Independent Auditors                         24

                      Report of Independent Auditors


Plan Administrator
The BP America Savings and Investment Plan
Cleveland, Ohio


We have audited the accompanying statements of net assets available for plan benefits of The BP America Savings and Investment Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.


                                   ERNST & YOUNG LLP


June 18, 1999

                THE BP AMERICA SAVINGS AND INVESTMENT PLAN

            Statement of Net Assets Available for Plan Benefits
                     as of December 30, 1998 and 1997

                             ($ in thousands)


                                                   December 30,
                                                  1998      1997

Value of Interest in Master Trust (Note G)       $76,076  $100,867

Net Assets Available for Plan Benefits           $76,076  $100,867


















The accompanying notes are an integral part of these financial statements.

                THE BP AMERICA SAVINGS AND INVESTMENT PLAN

      Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 30, 1998 and 1997

                             ($ in thousands)


                                                         Year Ended
                                                        December 30,
                                                      1998        1997

Changes in Value of Interest in Master Trust
(Note G):
Additions:
Contributions and Loan Activity:
Employer Contributions                               $  1,134   $   1,335
Participant Contributions                               1,993       2,283
Loans to Participants                                     300         459
Loan Reinvestments                                        543         674
Investment Income                                       5,987       9,902
Interest Income on Participant Loans                       91         108
Net Realized and Unrealized Gain on Investments         1,942       2,308
Total Additions                                        11,990      17,069

Deductions:
Participant Withdrawals                                (6,074)     (9,688)
Loan Payouts to Participants                             (300)       (459)
Loan Repayments                                          (543)       (674)
Total Deductions                                       (6,917)    (10,821)

Transfer To Other Plans                               (29,864)     (1,926)

(Decrease) Increase                                   (24,791)      4,322

Net Assets Available for Plan Benefits at
  Beginning of Year                                   100,867      96,545

Net Assets Available for Plan Benefits at
  End of Year                                       $  76,076   $ 100,867





The accompanying notes are an integral part of these financial statements.

                THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                       Notes to Financial Statements
                             December 30, 1998

NOTE A - DESCRIPTION OF PLAN

The following description of The BP America Savings and Investment (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General Provisions. BP Amoco p.l.c. was created on December 31, 1998 by the merger of Amoco Corporation and The British Petroleum Company p.l.c. (BP). Following this merger, BP was renamed BP Amoco p.l.c. (BP Amoco). BP America Inc. (the Company) is an indirect wholly owned subsidiary of The British Petroleum Company p.l.c. (BP). The Plan became effective July 1, 1952.

The Plan is a defined contribution plan, which is subject to and complies with the Employee Retirement Income Security Act of 1974, as amended (ERISA). Plan assets are held in a trust under the terms and provisions of the Savings Plan
Master Trust Agreement between the Company and Bankers Trust Company (the Trustee). The Company is the Plan sponsor and an officer of the Company serves as Plan Administrator. Metropolitan Life Insurance Company is the Plan record-keeper. Effective February 1,1999, Fidelity Management Trust Company will become the Plan's trustee and Fidelity Investments Institutional Services Company, Inc. will become the Plan's record-keeper.

Effective August 10, 1998, in accordance with the Agreement for the Purchase and Sale of Lima Oil Refinery between a subsidiary of the Company and Clark Refining and Marketing Inc., (Clark), dated July 1, 1998, the accounts and related liabilities of those participants whose employment transferred to Clark as a result of the sale (excluding certain employees and participants) were spun off from the Plan and transferred to the Clark Retirement Savings Plan (the New
Plan). In conjunction with this spin-off, approximately $29,383,000, representing the value of the accounts of those employees transferred to the buyer group, was transferred during 1998 to the trustee of the New Plan.

The Company may amend or terminate the Plan at any time. Upon any termination of the Plan, the participating employees are 100 percent vested in both their own and the Company's matching contributions included in the employees' accounts at the time of termination.

Eligibility. Employees in participating collective bargaining units of an affiliated company are eligible to participate in the Plan. Employees become eligible to participate after six months of continuous service. Fee-for-service workers and independent contractors are ineligible to participate in the Plan.

                THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                       Notes to Financial Statements
                             December 30, 1998

NOTE A - DESCRIPTION OF PLAN (continued)

Contributions. Participants may contribute to the Plan on a before-tax basis or an after-tax basis up to 16% of base pay, subject to legal restrictions. Participants may elect any of the following investment funds: (i) BP ADS Fund,
(ii) Vanguard Windsor Fund, (iii) Vanguard Growth and Income Fund, and (iv) Income Fund. Participant contributions are remitted semi-monthly to the Trustee and are credited to the participant's account. Participants may change the percentage they contribute and the investment direction of their contributions throughout the year.

The Company contributes quarterly to the Plan an amount equal to each participant's contribution up to 6% of base pay. Company contributions are made in investments which follow the participant investment direction.

Forfeitures of employer contributions by participants who withdrew from the Plan before vesting amounted to $1,021 in 1998 and $0 in 1997. The Plan uses forfeitures to pay certain administrative expenses and to reduce future Company contributions.

Investment  Transfers.   Participants may elect to sell  any  portion  of  their
investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. Investment transfers are limited to one transfer for every three month period.

Vesting. For employees electing to participate in the Plan, vesting in the Company contributions occurs after the earlier of 4 years of Plan participation or 5 years of continuous employment with the Company. Employees automatically are fully vested at death, at age 65, if declared mentally incompetent, or if permanently and totally disabled. Certain collective bargaining agreements provide for immediate vesting when a participant's employment is involuntarily terminated as a result of the sale or other disposition of a subsidiary or division on or after February 1, 1996. Employees are always completely vested in their own contributions and all earnings pertaining to their account.

Loans. Loans of up to one-half of the vested account balance (but not more than $50,000 reduced by the highest outstanding loan balance of the prior 12 months) may be made from the Plan. Repayment may not exceed 60 months. The interest rate on an individual participant's Plan loan remains fixed over the life of the loan. The interest rate is the prime rate in effect on the 15th of the month immediately preceding the quarter in which the loan was approved, plus 1%.

                THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                       Notes to Financial Statements
                             December 30, 1998

NOTE A - DESCRIPTION OF PLAN (concluded)

Withdrawals. Active Plan participants may generally receive, for any reason, in-service withdrawals of their after-tax contributions, associated earnings and, if they are vested, all related Company contributions and earnings thereon. Withdrawals of before-tax contributions and the pre-1988 earnings thereon, are generally available only for participants if at least age 59 1/2, if totally and permanently disabled or in the case of approved financial hardship. Withdrawals may be received in cash or in kind, except hardship withdrawals which can only be paid in cash.

Retirement and Termination of Employment. Upon termination of active participation by reason of retirement, distribution of the vested account balance may generally be made at the participant's election in one of the following forms:

     a)  immediate or postponed lump sum
     b)  purchase of an annuity from an insurance company
     c)  installment payments
     d)  partial withdrawals

For termination other than by retirement, participants are only allowed to select either an immediate or postponed lump sum distribution.

NOTE B - PLAN AMENDMENTS

During 1997, two investment funds were renamed and the Plan was amended to clarify the calculation of matching contributions and the restoration of account balances upon reemployment.

During 1998, the Plan eliminated the U.S. Government Bond Fund and amended the description of classes or groups of eligible employees.

NOTE C - ACCOUNTING POLICIES

General. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles
(GAAP).

Use of Estimates. The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amount of net assets. Actual results could differ from the estimates and assumptions used.

                THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                       Notes to Financial Statements
                             December 30, 1998

NOTE C - ACCOUNTING POLICIES (concluded)

Investment Valuation. Investments are valued at quoted market prices, if available. Investments in guaranteed investment contracts, owned by the Master Trust, including the Plan's share of such contracts held in the Income Fund, are valued at fair value because the contracts are not fully benefit responsive as there is a severe penalty for early withdrawal. Investments in managed portfolios, collateralized mortgage obligations, and other government obligations held in the Income Fund are carried at market value, adjusted to reflect, if applicable, amounts that would become due or payable under agreements with financial institutions should the underlying securities be sold prior to maturity. Other investments for which no quoted market prices are available are valued at fair value as determined by the Bankers Trust Company based on the advice of its investment consultants. Realized gains or losses on security transactions are determined on the trade date by the difference between proceeds received and average cost of the investment. Premiums and discounts are amortized over the life of the securities.

Plan  Expenses.   Administrative expenses are primarily  paid  by  the  Company;
investment processing fees are paid by affected participants from Plan assets.

NOTE D - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                  ($ in thousands)
                                                                December 30, 1998
Net assets available for plan benefits per the financial statements     $76,076
Amounts allocated to withdrawing participants                              (117)
Net assets available for plan benefits per the Form 5500                $75,959

The following is a reconciliation of participant withdrawals per the financial statements to the Form 5500:

                                                                     Year ended
                                                                  December 30, 1998
Participant withdrawals per the financial statements                    $6,074
Amounts allocated to withdrawing participants                              117
Participant withdrawals per the Form 5500                               $6,191

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 30 but not yet paid as of that date.

                THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                       Notes to Financial Statements
                             December 30, 1998

NOTE E - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 5, 1996, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the Code) and that the Trust is tax exempt under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Company's tax counsel believe the Plan continues to meet the applicable tax qualification requirements of the Code.

NOTE F - INCOME FUND

The Income Fund (formerly the Fixed Income Fund) invests primarily with managed portfolio companies and insurance companies in contracts where the repayment of principal and payment of interest at a fixed rate for a fixed period of time are backed by the financial strength of such financial institutions. The Plan intends to hold these contracts to maturity. The Income Fund does not purchase on margin or leverage investments, which limits potential losses to the investments themselves. The Income Fund also invests in U.S. Government-backed agency obligations or in contracts backed by such obligations.

The managed portfolio companies invest in mortgage-backed obligations, money market instruments, corporate bonds, assets-backed securities, private placement bonds, fixed income securities, non-convertible preferred stock, futures and options, government notes and bonds, and foreign corporate and government bonds. The investment contracts contain investment-type concentration guidelines and quality guidelines based on the market value of the portfolio.

The Plan's relative interest in the contracts with managed portfolio companies and insurance companies represents the maximum potential credit losses from concentrations of credit risk associated with its investment in the Income Fund.

In order to assure the realization of the carrying amount of collateralized mortgage obligations, should the securities be sold prior to maturity, the Income Fund enters into agreements with financial institutions, under the terms of which, in certain situations, upon the sale of the securities, the Income Fund would receive the carrying amount of the securities with any difference between such carrying amount and the sales proceeds charged or credited to the account of the financial institution. At December 30, 1998 and 1997, the Plan's relative interest in amounts that would be received by the Income Fund from such financial institutions amounted to $950,000 and $3,830,000, respectively.

                THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                       Notes to Financial Statements
                             December 30, 1998

NOTE F - INCOME FUND (continued)

Certain other employee benefit plans of the Company participate in the Income Fund. Each plan's relative interest in the Income Fund and the related income and administrative expense is determined on a basis proportionate to each plan's past contributions adjusted to reflect distributions, transfers and prior investment earnings. The Plan's share of the Income Fund was 4.5% at December 30, 1998 and 5.7% at December 30, 1997.

Participants' accounts earn a blended rate, or weighted average, of all of the investments held in the Income Fund. Identified below are the Income Fund investments as of December 30, 1998 and 1997:

                THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                       Notes to Financial Statements
                             December 30, 1998

NOTE F - INCOME FUND (continued)



                                             Effective Annual  % of Income Fund
                                              Interest Rate        Net Assets       Maturity
                                             (Net of Expenses)    at 12/30/98          Date
Managed Portfolio:
Pacific Investment Management Co.                7.02                     28             (1)
J P Morgan Investment Management Co.             7.02                     18             (2)
STW                                              6.42                     12             (1)
Loomis Sayles                                    8.45                     20             (1)
                                                                          78
Guaranteed Investment Contracts:
Aetna Life Insurance Co.                         9.48                      4            6/15/99
Monumental Life Insurance Co.                    6.75                      2           12/15/01
John Hancock Mutual Life Insurance Co.           8.36                      3            6/30/99
New York Life Insurance Co.                      9.48                      2           11/28/99
Prudential Insurance Co.                         9.70                      3           12/15/99
                                                                          14
Collateralized Mortgage Obligations:
Federal Home Loan Mortgage Corp. (1393 C)        6.00                      -             (3)
Federal Home Loan Mortgage Corp. (1423 C)        6.60                      1             (3)
Federal Home Loan Mortgage Corp. (1494 PE)       5.70                      1             (3)
Federal National Mortgage Association (197 A)    6.50                      -             (3)
                                                                           2
Other Government Obligations:
Federal Home Loan Mortgage Corp.                 7.67                      1            5/24/99
Federal Home Loan Mortgage Corp.                 7.69                      1            6/16/99
Federal National Mortgage Association            8.06                      1            6/21/99
Federal National Mortgage Association            7.39                      -            5/22/01
                                                                           3
Interest Bearing Cash:
B T Pyramid Directed Cash Fund                                             3

                                                                         100

<F1>
(1)   Requires 30 day notice to terminate.
<F2>
(2)   Requires 60 day notice to terminate.
<F3>
(3)   Sold in January, 1999.

                THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                       Notes to Financial Statements
                             December 30, 1998

NOTE F - INCOME FUND (concluded)



                                           Effective Annual    % of Income Fund
                                             Interest Rate         Net Assets         Maturity
                                           (Net of Expenses)       at 12/30/97          Date
Managed Portfolio:
Pacific Investment Management Co.                 7.64               16                   (1)
J P Morgan Investment Management Co.              7.94               17                   (2)
STW                                               6.30               10                   (1)
Loomis Sayles                                     8.16               15                   (1)
                                                                     58
Guaranteed Investment Contracts:
Aetna Life Insurance Co.                          9.48                8                  6/15/99
Commonwealth Life Insurance Co.                   6.75                2                 12/15/01
John Hancock Mutual Life Insurance Co.            8.36                2                  6/30/99
Massachusetts Mutual Life Insurance Co.           9.65                4                  7/14/98
New York Life Insurance Co.                       9.48                5                 11/28/99
Prudential Insurance Co.                          9.70                6                 12/15/99
                                                                     27
Collateralized Mortgage Obligations:
Federal Home Loan Mortgage Corp. (1206 F)         6.05                1                  9/15/98
Federal Home Loan Mortgage Corp. (1195 DZ)        6.63                1                 10/15/98
Federal Home Loan Mortgage Corp. (1213 G)         5.96                1                 11/15/98
Federal Home Loan Mortgage Corp. (1393 C)         5.39                1                  6/15/99
Federal Home Loan Mortgage Corp. (1423 C)         6.81                1                  9/15/99
Federal Home Loan Mortgage Corp. (1494 PE)        5.99                1                 11/15/99
Federal National Mortgage Association (197 A)     7.36                1                  2/25/02
                                                                      7
Other Government Obligations:
Federal Home Loan Mortgage Corp.                  7.25                1                   6/8/98
Federal Home Loan Mortgage Corp.                  7.63                1                  5/24/99
Federal National Mortgage Association             7.62                1                  6/16/99
Federal National Mortgage Association             8.04                1                  6/21/99
Federal Home Loan Mortgage Corp.                  7.39                1                  5/22/01
                                                                      5
Interest Bearing Cash:
B T Pyramid Directed Cash Fund                                        3
                                                                    100

<F1>
(1)   Requires 30 day notice to terminate.
<F2>
(2)   Requires 60 day notice to terminate.

                                      11

                THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                       Notes to Financial Statements
                             December 30, 1998


NOTE G - MASTER TRUST

For the years ended December 30, 1998 and 1997, Bankers Trust Company held all investment assets of the Plan in the Master Trust with the assets of other plans of the Company. The beneficial interest of the Plans in the Master Trust is adjusted monthly to reflect the effect of income collected and accrued, realized and unrealized gains and losses, contributions and withdrawals, and all other transactions during each month. The Master Trust constitutes a single investment account as defined in the master trust reporting and disclosure rules and regulations of the Department of Labor.

As of December 30, 1998 and 1997, the Plan's percentage interests in the Master Trust were 3.7% and 5.2%, respectively. The net assets of the Master Trust as of December 30, 1998 and 1997, and changes in net assets of the Master Trust for the years then ended, are as follows:

                                     THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                                           Notes to Financial Statements
                                                  December 30, 1998


NOTE G - MASTER TRUST (continued)

Statement of Net Assets Available for Plan Benefits as of December 30, 1998
($ in thousands)

                                                                              Vanguard
                                                                    ----------------------------------------
                                                                              Growth &  Small-Cap             Total  Blue Chip
                                                         BP ADS     Windsor   Income     Index    Wellesley  Return    Growth
INVESTMENT IN SECURITIES OF AFFILIATED COMPANY:
    BP Amoco p.l.c. ordinary shares -- 3,538,829 shares
    of American Depositary Shares (BP ADS);
    market value of $90.75 per ADS                       $321,149

INVESTMENT IN SECURITIES OF UNAFFILIATED ISSUERS:
    Vanguard Windsor Fund -- 18,943,556 shares;
    market value of $15.57 per share                                $294,951

    Vanguard Growth & Income Fund -- 6,949,547 shares;
    market  value of $30.76 per share                                          $213,768

    Vanguard Small-Cap Index Fund -- 468,647 shares;
     market value of $21.20 per share                                                    $9,935

    Vanguard/Wellesley Income Fund -- 398,534 shares;
     market value of $22.12 per share                                                              $8,816

    INVESCO Total Return Fund -- 1,153,630 shares;
    market value of $31.36 per share                                                                          $36,178

    Fidelity Blue Chip Growth Fund -- 1,798,273 shares;
    market value of $50.39 per share                                                                                    $90,615

    J.P. Morgan Institutional International Equity Fund--
    1,238,244 shares; market value of $11.87 per share

    Income Fund

LOANS TO PLAN PARTICIPANTS

OTHER NET TRUST ASSETS:
    Other assets                                            2,487        521        638       34       27         350       396
    Dividends and interest receivable                       2,367        571        430      182       43          83       219
    Contributions receivable                                4,546         50         47                 1           5        16
    Operating payables                                     (2,269)      (429)      (876)     (53)     (66)       (158)     (604)
                                              TOTAL      $328,280   $295,664   $214,007  $10,098   $8,821     $36,458   $90,642

THE BP AMERICA SAVINGS AND INVESTMENT PLAN:
  Participating interest                                   $8,549    $12,823      7,850       $0       $0          $0        $0
  Percentage of Master Trust                                 2.6%       4.3%       3.7%     0.0%     0.0%        0.0%      0.0%

                                                              13

                                     THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                                           Notes to Financial Statements
                                                 December 30, 1998

NOTE G - MASTER TRUST (continued)

Statement of Net Assets Available for Plan Benefits as of December 30, 1998 (concluded)
($ in thousands)

                                                              J.P.                  Loan
                                                             Morgan     Income      Fund       Total       Cost
INVESTMENT IN SECURITIES OF AFFILIATED COMPANY:
    BP Amoco p.l.c. ordinary shares -- 3,538,829 shares
    of American Depositary Shares (BP ADS);
    market value of $90.75 per ADS                                                            $  321,149  $  218,906

INVESTMENT IN SECURITIES OF UNAFFILIATED ISSUERS:
    Vanguard Windsor Fund -- 18,943,556 shares;
    market value of $15.57 per share                                                             294,951     289,066

    Vanguard Growth & Income Fund -- 6,949,547 shares;
    market  value of $30.76 per share                                                            213,768     158,153

    Vanguard Small-Cap Index Fund -- 468,647 shares;
     market value of $21.20 per share                                                              9,935      10,818

    Vanguard/Wellesley Income Fund -- 398,534 shares;
     market value of $22.12 per share                                                              8,816       8,926

    INVESCO Total Return Fund -- 1,153,630 shares;
    market value of $31.36 per share                                                              36,178      29,592

    Fidelity Blue Chip Growth Fund -- 1,798,273 shares;
    market value of $50.39 per share                                                              90,615      69,883

    J.P. Morgan Institutional International Equity Fund --
    1,238,244 shares; market value of $11.87 per share     $14,698                                14,698      14,142

    Income Fund                                                       $1,024,793               1,024,793   1,024,793

LOANS TO PLAN PARTICIPANTS                                                          $14,322       14,322      14,322

OTHER NET TRUST ASSETS:
    Other assets                                                78            10                   4,541       4,538
    Dividends and interest receivable                            9         7,899                  11,803      11,803
    Contributions receivable                                     2           143                   4,810       4,810
    Operating payables                                         (80)       (5,762)                (10,297)    (10,297)
                                     TOTAL                 $14,707    $1,027,083    $14,322   $2,040,082  $1,849,455

THE BP AMERICA SAVINGS AND INVESTMENT PLAN:
  Participating interest                                        $0       $46,178       $676      $76,076     $71,163
  Percentage of Master Trust                                  0.0%          4.5%       4.7%         3.7%        3.8%

                                                         14

                                   THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                                          Notes to Financial Statements
                                                December 30, 1998

NOTE G - MASTER TRUST (continued)

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 30, 1998


                                                              Vanguard
                                                      -------------------------------------
                                                                Growth & Small-Cap             Total    Blue Chip
                                            BP ADS    Windsor    Income    Index   Wellesley  Return     Growth
ADDITIONS:
    Contributions and loan activity:
        Employer contributions            $ 18,559   $    329    $    258   $     2    $     4   $    20   $    58
        Participant contributions            4,531      7,677       5,795       521        293     1,650     3,373
        Loans to participants
        Loan reinvestments                     848      1,797       1,060        61         35       265       558
    Investment income                       10,616     26,373      10,813       789        730     1,834     3,198
    Interest income on participant loans
    Net realized and unrealized gains
      (losses) on investments               45,758    (24,925)     29,861    (1,219)       (43)    2,633    17,126
            Total additions                 80,312     11,251      47,787       154      1,019     6,402    24,313

DEDUCTIONS:
    Participant withdrawals                (14,821)   (20,666)     (9,767)      (490)     (128)   (1,696)   (2,350)
    Loan payouts to participants            (1,096)    (1,096)       (663)       (28)      (17)     (127)     (260)
    Loan repayments
            Total deductions               (15,917)   (21,762)    (10,430)      (518)     (145)   (1,823)   (2,610)

TRANSFER TO OTHER PLANS                     (2,459)   (15,358)    (10,134)      (201)     (348)     (519)   (2,850)
NET TRANSFER BETWEEN FUNDS                 (39,915)   (46,648)     20,410      2,573     4,726      (219)   23,673

INCREASE (DECREASE)                         22,021    (72,517)     47,633      2,008     5,252     3,841    42,526

Net Assets Available for Plan
  Benefits at Beginning of Year            306,259    368,181     166,374      8,090     3,569    32,617    48,116

Net Assets Available for Plan
  Benefits at End of Year                 $328,280   $295,664    $214,007   $ 10,098   $ 8,821  $ 36,458   $90,642


                             THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                                      Notes to Financial Statements
                                            December 30, 1998

NOTE G - MASTER TRUST (continued)

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 30, 1998 (concluded)
                                                         U.S.
                                               J.P.   Savings                 Loan               (a)
                                              Morgan    Bond      Income     Fund      Total    BPA SIP
ADDITIONS:
    Contributions and loan activity:
        Employer contributions              $    11    $   1    $     702             $   19,944  $  1,134
        Participant contributions               967        4       26,999                 51,810     1,993
        Loans to participants                                                $ 5,839       5,839       300
        Loan reinvestments                      118        1        3,662                  8,405       543
    Investment income                           433                75,815                130,601     5,987
    Interest income on participant loans                                       1,298       1,298        91
    Net realized and unrealized gains
      (losses) on investments                 1,214       11          797                 71,213     1,942
            Total additions                   2,743       17      107,975      7,137     289,110    11,990

DEDUCTIONS:
    Participant withdrawals                    (411)      (1)     (76,436)      (877)   (127,643)   (6,074)
    Loan payouts to participants                (42)               (2,510)                (5,839)     (300)
    Loan repayments                                                           (8,404)     (8,404)     (543)
            Total deductions                   (453)      (1)     (78,946)    (9,281)   (141,886)   (6,917)

TRANSFER TO OTHER PLANS                        (193)              (32,721)               (64,783)  (29,864)
NET TRANSFER BETWEEN FUNDS                     (773)    (134)      36,307

INCREASE (DECREASE)                           1,324     (118)      32,615     (2,144)     82,441   (24,791)

Net Assets Available for Plan
  Benefits at Beginning of Year              13,383      118      994,468     16,466   1,957,641   100,867

Net Assets Available for Plan
  Benefits at End of Year                   $14,707    $   0   $1,027,083    $14,322  $2,040,082  $ 76,076

<F1>
(a) The BP America Savings and Investment Plan participating interest.

                                      THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                                             Notes to Financial Statements
                                                    December 30, 1998

NOTE G - MASTER TRUST (continued)

Statement of Net Assets Available for Plan Benefits as of December 30, 1997
($ in thousands)

                                                                             Vanguard
                                                                     -------------------------------------------
                                                                               Growth &   Small-Cap                 Total  Blue Chip
                                                           BP ADS    Windsor    Income      Index      Wellesley    Return    Growth
INVESTMENT IN SECURITIES OF AFFILIATED COMPANY:
    BP Amoco p.l.c. ordinary shares -- 3,740,768 shares
    of American Depositary Shares (BP ADS);
    market value of $79.688 per ADR   (a)                $298,094

INVESTMENT IN SECURITIES OF UNAFFILIATED ISSUERS:
    Vanguard Windsor Fund -- 21,661,253 shares;
    market value of $16.98 per share                                 $367,808

    Vanguard Growth & Income Fund -- 6,344,249 shares;
    market  value of $26.19 per share                                           $166,156

    Vanguard Small-Cap Index Fund --  340,266 shares;
     market value of $23.75 per share                                                       $8,081

    Vanguard/Wellesley Income Fund -- 163,231 shares;
     market value of $21.86 per share                                                                    $3,568

    INVESCO Total Return Fund -- 1,117,725 shares;
    market value of $29.09 per share                                                                                $32,515

    Fidelity Blue Chip Growth Fund -- 1,216,112 shares;
    market value of $39.46 per share                                                                                        $47,988

    J.P. Morgan Institutional International Equity Fund --
    1,235,259 shares; market value of $10.77 per share

    U. S. Savings Bond Fund

    Income Fund

LOANS TO PLAN PARTICIPANTS

OTHER NET TRUST ASSETS:
    Other assets                                              824         698        981       148          82         274      394
    Dividends and interest receivable                       3,692         189         89         6           0          82       87
    Contributions receivable                                4,344         106         67         0           1           5        9
    Operating payables                                       (695)       (620)      (919)     (145)        (82)       (259)    (362)
TOTAL                                                    $306,259    $368,181   $166,374    $8,090      $3,569     $32,617  $48,116

THE BP AMERICA SAVINGS AND INVESTMENT PLAN:
  Participating interest                                   $8,637     $24,873     $9,151        $0          $0          $0      $0
  Percentage of Master Trust                                 2.8%        6.8%       5.5%      0.0%        0.0%        0.0%    0.0%

<F1>
(a)  On December 31, 1998, The British Petroleum Company p.l.c. was renamed BP Amoco p.l.c.

                                                          17

                                     THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                                             Notes to Financial Statements
                                                    December 30, 1998

NOTE G - MASTER TRUST (continued)

Statement of Net Assets Available for Plan Benefits as of December 30, 1997 (concluded)
($ in thousands)
                                                                      U.S.
                                                            J.P.    Savings               Loan
                                                           Morgan     Bond     Income     Fund      Total         Cost
INVESTMENT IN SECURITIES OF AFFILIATED COMPANY:
    BP Amoco p.l.c. ordinary shares -- 3,740,768 shares
    of American Depositary Shares (BP ADS);
    market value of $79.688 per ADR   (a)                                                         $  298,094   $ 197,144

INVESTMENT IN SECURITIES OF UNAFFILIATED ISSUERS:
    Vanguard Windsor Fund -- 21,661,253 shares;
    market value of $16.98 per share                                                                 367,808     327,323

    Vanguard Growth & Income Fund -- 6,344,249 shares;
    market  value of $26.19 per share                                                                166,156     128,619

    Vanguard Small-Cap Index Fund --  340,266 shares;
     market value of $23.75 per share                                                                  8,081       8,264

    Vanguard/Wellesley Income Fund -- 163,231 shares;
     market value of $21.86 per share                                                                  3,568       3,612

    INVESCO Total Return Fund -- 1,117,725 shares;
    market value of $29.09 per share                                                                  32,515      26,496

    Fidelity Blue Chip Growth Fund -- 1,216,112 shares;
    market value of $39.46 per share                                                                  47,988      41,026

    J.P. Morgan Institutional International Equity Fund --
    1,235,259 shares; market value of $10.77 per share    $13,304                                     13,304      13,930

    U. S. Savings Bond Fund                                         $ 67                                  67          67

    Income Fund                                                              $993,233                993,233     993,233

LOANS TO PLAN PARTICIPANTS                                                              $16,466       16,466      16,466

OTHER NET TRUST ASSETS:
    Other assets                                              152     50          446                  4,049       4,049
    Dividends and interest receivable                           5               6,207                 10,357      10,357
    Contributions receivable                                    2      1          203                  4,738       4,738
    Operating payables                                        (80)             (5,621)                (8,783)     (8,783)
TOTAL                                                     $13,383   $118     $994,468   $16,466   $1,957,641  $1,766,541

THE BP AMERICA SAVINGS AND INVESTMENT PLAN:
  Participating interest                                       $0   $118      $56,882    $1,206    $100,867       $93,274
  Percentage of Master Trust                                 0.0% 100.0%         5.7%      7.3%        5.2%          5.3%

<F1>
(a)  On December 31, 1998, The British Petroleum Company p.l.c. was renamed BP Amoco p.l.c.

                                                           18

                                     THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                                            Notes to Financial Statements
                                                  December 30, 1998

NOTE G - MASTER TRUST (continued)

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 30, 1997
($ in thousands)


                                                          Vanguard
                                                   -----------------------------------------
                                                            Growth &   Small-Cap              Total      Blue Chip
                                         BP ADS    Windsor  Income     Index       Wellesley  Return     Growth
ADDITIONS:
    Contributions and loan activity:
        Employer contributions            $17,669     $402       $265                    $1       $20        $40
        Participant contributions           3,552    7,811      5,024       $102         38     1,438      2,737
        Loans to participants
        Loan reinvestments                    770    1,990      1,020         17          4       299        428
    Investment income                       9,306   58,584     20,190        410        266     1,378      2,297
    Interest income on participant loans
    Net realized and unrealized gains
      (losses) on investments              29,957    7,182     22,764         63         49     4,931      7,097
            Total additions                61,254   75,969     49,263        592        358     8,066     12,599

DEDUCTIONS:
    Participant withdrawals               (13,012) (14,927)    (6,784)       (21)       (18)     (898)    (1,474)
    Loan payouts to participants           (1,098)  (1,620)      (926)        (1)       (16)     (191)      (240)
    Loan repayments
             Total deductions             (14,110) (16,547)    (7,710)       (22)       (34)   (1,089)    (1,714)

TRANSFER TO OTHER PLANS                    (1,920)  (3,878)    (1,745)                           (215)
NET TRANSFER BETWEEN FUNDS                 33,216   10,085      6,837      7,520      3,245     1,690      5,285

INCREASE (DECREASE)                        78,440   65,629     46,645      8,090      3,569     8,452     16,170

Net Assets Available for Plan
  Benefits at Beginning of Year           227,819  302,552    119,729                          24,165     31,946

Net Assets Available for Plan
  Benefits at End of Year                $306,259 $368,181   $166,374     $8,090     $3,569   $32,617    $48,116


                               THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                                    Notes to Financial Statements
                                          December 30, 1998

NOTE G - MASTER TRUST (concluded)

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 30, 1997 (concluded)
($ in thousands)
                                                     U.S.
                                          J.P.       Savings              Loan                  (a)
                                          Morgan     Bond     Income      Fund       Total      BPA SIP
ADDITIONS:
    Contributions and loan activity:
        Employer contributions            $     8    $  4     $     855                 $19,264    $1,335
        Participant contributions             931       5        27,741                  49,379     2,283
        Loans to participants                                             $  7,611        7,611       459
        Loan reinvestments                    141       1         4,561                   9,231       674
    Investment income                         830       1        78,258                 171,520     9,902
    Interest income on participant loans                                     1,442        1,442       108
    Net realized and unrealized gains
      (losses) on investments                (686)     11        (2,345)                 69,023     2,308
            Total additions                 1,224      22       109,070      9,053      327,470    17,069

DEDUCTIONS:
    Participant withdrawals                  (392)    (59)      (78,659)    (1,469)    (117,713)   (9,688)
    Loan payouts to participants              (82)     (1)       (3,436)                 (7,611)     (459)
    Loan repayments                                                         (9,231)      (9,231)     (674)
             Total deductions                (474)    (60)      (82,095)   (10,700)    (134,555)  (10,821)

TRANSFER (TO) FROM OTHER PLANS                                   (5,700)      (369)     (13,827)   (1,926)
NET TRANSFER BETWEEN FUNDS                     (7)    (20)      (67,851)

INCREASE (DECREASE)                           743     (58)      (46,576)    (2,016)     179,088     4,322

Net Assets Available for Plan
  Benefits at Beginning of Year            12,640     176     1,041,044     18,482    1,778,553    96,545

Net Assets Available for Plan
  Benefits at End of Year                 $13,383    $118    $  994,468   $ 16,466   $1,957,641  $100,867

<F1>
(a) The BP America Savings and Investment Plan participating interest.

                THE BP AMERICA SAVINGS AND INVESTMENT PLAN

                       Notes to Financial Statements
                             December 30, 1998

NOTE H - YEAR 2000 (UNAUDITED)

The Year 2000 issue, which stems from computer programs written using two digits rather than four to define the applicable year, could result in processing faults on the change of the century, producing a wide range of consequences.

The Plan relies on some Company systems for certain aspects of its operation. The Company has conducted a risk-based review of its computer systems and computer-controlled processes to identify those which could be affected and developed an implementation plan to test and remediate the faults. The Company is replacing or repairing the affected systems, in close collaboration with system suppliers. All business-critical work is due to be completed by June, 1999.

The Company and the Plan are also exposed, to an unquantifiable degree, to the failure of third party service providers to deal with their Year 2000 exposures; the Company is taking all practical steps to mitigate the effect.

           THE BP AMERICA SAVINGS AND INVESTMENT PLAN


                           Signature








The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.











                              The BP America Savings and Investment Plan





Date   June 18, 1999          Robert F. Shockey
                              by:  Robert F. Shockey
                              Manager, Compensation & Benefits

           THE BP AMERICA SAVINGS AND INVESTMENT PLAN




                            Exhibits









Exhibit No.                                    Description


    23                                   Consent of Independent Auditors